

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 20, 2007

Mr. Christopher G. Webster, Chief Financial Officer
Pengrowth Energy Trust
Suite 2900, 240 – 4th Avenue S.W.
Calgary, Alberta
Canada T2P 4H4

> **Re: Pengrowth Energy Trust**
> **Form 40-F for the Fiscal Year Ended December 31, 2006**
> **Filed March 31, 2006**
> **File No. 001-14620**

Dear Mr. Webster:

We have reviewed your Form 40-F for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2006

Disclosure Controls and Procedures, page 89

1.   Please qualify your conclusion that your disclosure controls and procedures were
        effective as at December 31, 2006, to state that they were effective *at the
        reasonable assurance level*, as it appears that you designed the disclosure controls
        and procedures to provide reasonable assurance. You may elect to make this
        change in future filings rather than amend your 40-F for the year December 31,
        2006. If you make this election, then please provide us with the language you
        intend to include in future filings.

Notes to Consolidated Financial Statements, page 98

Note 14. Trust Unit Based Compensation Plans, page 114

Trust Unit Award Plan, page 117

2.   We note that you record trust units acquired to be awarded under the Trust Unit
        Award Plan as an asset and record the gain or loss on the sale of any unvested
        trust units as compensation expense. Please tell us how you accounted for the
        awards under the Trust Unit Award Plan under U.S. GAAP. Include in your
        response clarifications of the following:

        a) A description of how employees are eligible for the Trust Unit Award Plan;

        b) A description of the duration of the vesting period of the Trust Unit Awards;

        c) Whether the awards of trust units may be settled in cash, and a description of
            the circumstances, if any, where cash settlement is possible;

        d) How you classify the purchased trust units on your balance sheets;

        e) How changes in the market value of trust units and re-invested distributions
            over the vesting period are accrued to the eligible employees;

        f) How you record gains and losses upon the sale of unvested trust units, and the
            amounts of the gains and losses, if any, recorded in your consolidated
            statements of income and deficit; and

        g) How you treat the trust unit awards in your determination of income per trust
            unit.

Provide us with the specific accounting guidance that you applied to support your conclusions. Tell us how you considered the guidance in paragraph 28 of APB 9, paragraph 12 of APB 6, and EITF 94-17.

Note 23. Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles, page 124

3.   We note in footnote 23.(e) on page 125 that you classify the Trust Units as redeemable equity under U.S. GAAP. However, the consolidated balance sheets under U.S. GAAP on page 130 do not present the Trust Units as temporary equity, but rather the Trust Units appear to remain in equity consistent with its presentation under Canadian GAAP. Please re-classify the Trust Units to a mezzanine level outside of equity, which would leave accumulated other comprehensive income, contributed surplus, and deficit in equity under U.S. GAAP. In addition, expand your disclosure surrounding the U.S. GAAP adjustment to describe that the Trust Units are recorded at their redemption amount at each balance sheet date and changes in the redemption amount are charged to deficit. Disclose the amount charged to deficit representing the change in redemption amount between balance sheet dates for the periods presented. Refer to ASR 268 and EITF Topic D-98 for additional guidance.

4.   We note that you adopted FAS 123(R) on January 1, 2006. Please clarify for us and disclose whether you classify your unit-based payments as equity or liability awards. In your response, tell us how you considered the guidance in paragraphs 31 and 32 of SFAS 123(R) and SAB Topic 14:E in determining how to account for your trust unit-based compensation plans under U.S. GAAP.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant